Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

Direct Dial Number (202) 636-5508	E-mail Address debra.sutter@stblaw.com

April 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Mathews

Re:	Clarion Partners Real Estate Income Fund Inc.

File Nos. 811-23408; 333-264548

Dear Mr. Mathews:

On behalf of Clarion Partners Real Estate Income Fund Inc. (the “Fund” or the “Registrant”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission the fourth post-effective amendment to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to the Staff’s comments received by the undersigned via telephone on April 15, 2024 relating to Post-Effective Amendment No. 3 to the Registration Statement filed on February 20, 2024, and revisions to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

General

1.	Staff Comment: Please file your responses via EDGAR as correspondence at least five business days prior to filing the 486BPOS.

Response: As discussed separately with the Staff via telephone on April 15, 2024, the Fund will file its responses via EDGAR prior to filing the 486BPOS, but it may not be at least five business days prior to the filing of the 486BPOS.

2.	Staff Comment: Comments to one section of the Registration Statement will apply to similar disclosures throughout.

Response: The Fund respectfully acknowledges the Staff’s comment.

Prospectus

Prospectus Summary (page 1)

Investment Opportunity (page 1)

3.

Staff Comment: In correspondence, please confirm there are no changes to the Fund’s views on the investment opportunity in commercial real estate that are not reflected in the revised disclosure. In this regard, we note references to “attractive absolute returns with lower volatility” and commercial real estate leases providing a “good source of stable, predictable income.” Please revise as necessary.

Response: The Fund supplementally confirms that there are no changes to the Fund’s views on the investment opportunity in commercial real estate that are not reflected in the revised disclosure. The Fund believes that the disclosure, including the references noted above, continue to be true.

Investment Strategies (page 2)

4.

Staff Comment: In correspondence, please describe the nature of the “necessary consents” referenced on page 2 of the prospectus and from whom such consents must be obtained. Please also explain how any Section 17 issues will be addressed in connection with asset transfers from the Fund to the Fund’s operating partnership (the “Operating Partnership”).

Response: The Fund supplementally confirms that, as some of its investments are held through joint ventures or other co-ownership arrangements, the Fund may need to obtain the consent of such joint venture partner/co-owner before the investment can be transferred to the Operating Partnership. These joint venture partners/co-owners are not affiliates of Franklin Templeton Fund Adviser, LLC (“FTFA”) or Clarion Partners, LLC. As a result, the Fund does not expect that such transfers will implicate Section 17 of the 1940 Act. To the extent an asset transfer from the Fund to the Operating Partnership may implicate Section 17 of the 1940 Act, however, the Fund expects to effect such transfer in accordance with applicable exemptions from or exceptions to Section 17, including but not limited to Rule 17a-6 and Rule 17d-1(d)(5) under the 1940 Act.

5.

Staff Comment: We note that the Registrant, in written correspondence dated April 15, 2019, specifically stated that the Fund would not utilize an operating partnership in its structure and that the Fund did not intend to utilize an umbrella partnership real estate investment trust (“UPREIT”) structure.

In correspondence, please explain what events or circumstances transpired since the Fund’s launch that caused the Fund and its board of directors (the “Fund Board”) to determine that it is now in the Fund’s and shareholders’ best interests to utilize an operating partnership in an UPREIT structure. In your response, please discuss the impacts, both positive and negative, to the Fund that the Fund Board considered in deciding to approve the restructure in this manner.

Response: The Fund supplementally confirms that since the Fund’s launch, Fund management has continued to evaluate the benefits of an UPREIT structure generally and believes that it is now an opportune time for the Fund to utilize an operating partnership in the form of an UPREIT structure. As the Fund is currently taxed as a real estate investment trust and not a regulated investment company, the formation of an UPREIT structure is possible. There is not a single event or circumstance that contributed to this determination; instead, based on an overall evaluation of the Fund’s current portfolio and the potential pipeline of future investments, Fund management believes that the creation of an UPREIT structure, which will facilitate 721 exchanges, will create benefits to the Fund and its shareholders at this time. The Fund Board considered that the UPREIT structure would provide an additional tool for the Fund’s portfolio management team to acquire properties and diversify the Fund’s existing portfolio of properties. In addition, the Fund Board considered that the UPREIT structure would provide economies of scale for the Fund, as it could eliminate the need for cash to acquire a particular asset. Finally, the Fund Board considered that the ability to conduct 721 exchanges would make the Fund a more attractive buyer for a property holder because the Fund could offer a tax deferred option for the property holder through the Operating Partnership. In terms of negative impacts to the Fund, the Fund Board considered the costs related to the formation of the Operating Partnership, which would be an expense borne by the Fund and indirectly by its shareholders. Ultimately, the Fund Board concluded that the benefits of the UPREIT structure to the Fund and its shareholders outweighed the downsides.

The Operating Partnership (page 4)

6.	Staff Comment: With respect to the Operating Partnership, please disclose in the prospectus or the statement of additional information, as applicable, the following:

(i)	the Fund will comply with Section 8 of the 1940 Act governing investment policies and fundamental investment restrictions on an aggregate basis with the Operating Partnership;

(ii)

each of the investment advisor to the Operating Partnership and the Operating Partnership’s board of directors (the “OP Board”) will comply with Section 15 of the 1940 Act relating to investment advisory contracts as if the investment advisor to the Operating Partnership were an investment adviser to the Fund; and

(iii)	disclose that the Operating Partnership will comply with Section 17 of the 1940 Act relating to affiliated transactions and custody, and identify the custodian of the Operating Partnership.

Response: The Fund confirms that it will add the requested disclosure.

7.

Staff Comment: In correspondence, please confirm with respect to the Operating Partnership that any material agreements of the Operating Partnership (including its limited partnership agreement, advisory agreement and custody agreement) will be included as exhibits to the Registration Statement.

Additionally, in correspondence, please confirm that (i) the Operating Partnership’s books and records will be maintained in accordance with Section 31 of the 1940 Act, and (ii) the Operating Partnership, its general partner and the OP Board agree to inspection by the Staff of the Operating Partnership’s books and records.

Response: The Fund confirms that the Operating Partnership will register as an investment company under the 1940 Act prior to issuing interests to investors other than the Fund. The Fund supplementally confirms that, as a result, the material agreements of the Operating Partnership will be included as exhibits to the Operating Partnership’s registration statement. As such, the Fund respectfully declines to include such agreements as exhibits to the Registration Statement.

The Fund also supplementally confirms that the Operating Partnership’s books and records will be maintained in accordance with Section 31 of the 1940 Act, and the Operating Partnership’s general partner and the OP Board agree to inspection by the Staff of the Operating Partnership’s books and records.

8.

Staff Comment: In correspondence, please describe the circumstances under which the Operating Partnership’s financial statements will or will not be consolidated with financial statements of the Fund in accordance with Regulation S-X and other accounting guidelines.

Response: The Fund supplementally confirms that it expects to consolidate the Operating Partnership’s financial statements with the Fund’s financial statements while the Operating Partnership is wholly-owned by the Fund.

Leverage (page 8)

9.

Staff Comment: Please confirm in correspondence that the statement regarding the circumstances under which the Fund will or will not treat non-recourse borrowings as senior securities will be applied to the Operating Partnership in the same manner as applied to any other subsidiary or joint venture that is wholly-owned, or for which the Fund is required to consolidate financial statements in accordance with Regulation S-X.

Response: The Fund supplementally confirms that the statement regarding the circumstances under which the Fund will or will not treat non-recourse borrowings as senior securities will be applied to the Operating Partnership in the same manner as described immediately above.

Investment Manager (page 9)

10.

Staff Comment: Please confirm in correspondence how management fees at the Operating Partnership level will be approved, as well as how the Fund Board will address the impact on the Fund and the Fund’s shareholders of any future increase of the management fee at the Operating Partnership level.

Response: The Fund supplementally confirms that the OP Board has approved an investment management agreement (“OP IMA”) between the Operating Partnership and FTFA pursuant to which FTFA will receive a monthly management fee from the Operating Partnership at the annual rate of 1.25% of the Operating Partnership’s average daily net asset value (“NAV”). The Fund notes that the OP IMA is substantively identical to the Fund’s current investment management agreement with FTFA. The Fund also confirms that the Fund Board has approved an amended and restated investment management agreement between the Fund and FTFA that provides that FTFA’s management fee is waived in an amount equal to the average daily value of the Fund’s net assets held by the Operating Partnership, and that such agreement will be filed as an exhibit to the Registration Statement. The Fund notes that as a result, when the Fund invests all of its assets in the Operating Partnership, FTFA will receive all of its management fee from the Operating Partnership and the Fund will not pay any management fee to FTFA. As such, the Fund notes that any future increase in the dollar amount of the management fee at the

Operating Partnership level would not impact the Fund or its shareholders because it will be offset by a corresponding decrease in the dollar amount of management fees at the Fund level.

Commercial Real Estate Industry Risk (page 18)

11.

Staff Comment: In light of current market conditions in the commercial real estate sector, please enhance disclosure in the prospectus to specifically address potential impacts to the Fund’s investments due to:

(i)	declining commercial real estate values and a high interest rate environment;

(ii)	the pace and magnitude of debt accumulation and impending debt maturities in the commercial real estate sector;

(iii)	high office vacancy rates amid the recent shift to remote work; and

(iv)	financially troubled regional banks’ concentration of loans in commercial real estate.

Response: The Fund confirms that it will revise this risk factor to enhance the disclosure regarding the potential impacts to the Fund’s investments due to certain risks in the commercial real estate industry.

Summary of Fund Expenses (page 23)

12.

Staff Comment: In correspondence, please explain the extent to which the Operating Partnership’s fees and expenses are reflected in the fee table, as well as any impact to the Fund in regard to changes in the operation of the fee waiver and expense reimbursement arrangements resulting from insertion of the Operating Partnership into the structure.

To the extent fees directly or indirectly borne by the Fund as a limited partner of the Operating Partnership are not reflected in the fee table, please include an explanation in the footnotes of any direct or indirect impact on fees and expenses of the Fund as a result of implementing the UPREIT structure.

Response: The Fund supplementally confirms that, once the Operating Partnership is operational, the Operating Partnership’s fees and expenses will be reflected in the Fund’s fee table. The Fund also supplementally confirms that the Fund Board has approved an amended and restated fee waiver and expense reimbursement agreement where FTFA agrees, until December 31, 2025, to waive fees and/or reimburse the Fund’s expenses (including the Fund’s and the Operating Partnership’s organizational and offering expenses, but excluding the Fund’s proportional share of the Operating Partnership’s property management, acquisition, disposition expenses, any other expenses related to investments in real property, debt and real-estate related securities, expenses related to borrowings or the issuance of preferred stock, interest, brokerage, tax and extraordinary expenses and acquired fund fees and expenses) to the extent necessary to ensure that the total annual Fund operating expenses attributable to Class S Shares, Class T Shares, Class D Shares and Class I Shares will not exceed 2.60%, 2.60%, 2.00% and 1.75%, respectively, of NAV, subject to recapture. The Fund confirms that it will include this information in a footnote to the Fund’s fees and expense table.

The Fund’s Investments (page 32)

Ownership Interest (page 36)

13.

Staff Comment: Please confirm in correspondence that the addition of one or more additional co-general partners that are not affiliates of the Fund will not result in membership of the Fund Board and the OP Board to differ.

If this representation cannot be made, please address how the Fund and Operating Partnership, if they had differing board memberships, would ensure that the Fund and Operating Partnership’s operations and investments will jointly comply with applicable 1940 Act regulations, tender offer rules and other federal securities laws.

Response: The Fund supplementally confirms that it does not expect the Operating Partnership to have additional co-general partners. As such, the Fund will revise the disclosure accordingly.

Leverage (page 42)

14.	Staff Comment: Please update the penultimate sentence of the first paragraph on page 42 to be consistent with Rule 18f-4 of the 1940 Act.

Response: The Fund confirms that it will make the requested change.

Risks (page 45)

Dilution Risk (page 53)

15.

Staff Comment: Please add disclosure to this risk factor to clarify that the Operating Partnership is not registered as an investment company under the 1940 Act and is not subject to all of the protections of the 1940 Act. Please also consider disclosing the extent to which the Operating Partnership will nonetheless be managed consistent with the Fund’s compliance policies and procedures.

Response: The Fund confirms that it will revise the disclosure to clarify that, prior to the time it admits additional investors, the Operating Partnership will be registered under the 1940 Act, and that the Operating Partnership will therefore be subject to the protections of the 1940 Act. The Fund will also add disclosure that, prior to that time, the Operating Partnership will be managed consistent with the Fund’s compliance policies and procedures and the 1940 Act.

16.

Staff Comment: Please describe in correspondence the extent to which the Operating Partnership, in conducting concurrent periodic tender offers with the Fund’s tender offers, will comply with the tender offer rules applicable to the Fund.

Please also describe whether there is any misalignment or difference between tender offer procedures as conducted by the Fund compared to the Operating Partnership that could disadvantage Fund shareholders, and, if so, how the Fund will mitigate any such disadvantage to Fund shareholders.

Response: The Fund supplementally confirms that the Operating Partnership, in conducting its concurrent quarterly tender offers with the Fund’s tender offers, will comply with Rule 13e-4 under the Securities Exchange Act of 1934, which is the tender offer rule applicable to the Fund’s tender offers.

The Fund also supplementally confirms that there is no misalignment or difference between the tender offer procedures as conducted by the Fund compared to the Operating Partnership. Once the Operating Partnership is no longer wholly-owned by the Fund, the Operating Partnership intends to provide liquidity to its limited partners through quarterly tender offers for up to 5.0% of the aggregate NAV of its units on the same basis and pursuant to the same timing as the Fund’s quarterly tender offers, which are up to 5.0% of the aggregate NAV of the Fund’s common stock. The Operating Partnership is governed by the same board that governs the Fund in order to align these processes. In order to ensure that the Fund’s shareholders are not diluted with respect to the amount of such tender offer at the Operating Partnership level that is allocated to the Fund upon the occurrence of a pro ration event, the Fund expects to tender the full amount of its interest in the Operating Partnership for each Operating Partnership tender offer and, in the event that the Operating Partnership’s tender offer is not oversubscribed, the Fund will rescind any excess tenders prior to their acceptance by the Operating Partnership.

17.	Staff Comment: In correspondence, please describe the impact, if any, of operating via the UPREIT structure on existing exemptive relief being relied upon by the Fund.

Response: The Fund supplementally confirms that operating via the UPREIT structure is not anticipated to have any impact on the existing exemptive relief being relied upon by the Fund.

Statement of Additional Information

Investment Policies and Techniques (page 3)

Potential Investment Structures (page 4)

18.

Staff Comment: Disclosure in the statement of additional information refers to the Operating Partnership as being wholly-owned by the Fund, while the disclosure in the prospectus notes that the Operating Partnership will be initially wholly-owned by the Fund, but in the future may not be wholly-owned by the Fund. Please revise the disclosure throughout to be consistent in this regard.

Response: The Fund confirms that it has made the requested revisions.

*  *  *  *  *  *

Please call me (202)-636-5508 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Debra Sutter, Esq.

cc:	Todd Lebo, Esq., Franklin Templeton

Marc A. De Oliveira, Esq., Franklin Templeton

Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP

David W. Blass, Esq., Simpson Thacher & Bartlett LLP

Benjamin C. Wells, Esq., Simpson Thacher & Bartlett LLP

Ryan P. Brizek, Esq., Simpson Thacher & Bartlett LLP